Exhibit 21

All subsidiaries are 100% owned by Esquire Communications Ltd.


         David Feldman & Associates (U.S.A.), Ltd., a New York corporation

         Esquire Reporting Company, Inc., a Delaware corporation

         Pepper Services, Ltd., a Delaware corporation

         Sarnoff Deposition Service, Inc., a California corporation

         Esq.Com CSD, Inc., a Delaware corporation

         Esq. Com D.C., Inc., a Delaware corporation